
06018639


parmalat

RECEIVED
2006 NOV 22 A 8:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

SUPPL

Collecchio, November 14, 2006

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

PROCESSED
NOV 24 2006
THOMSON FINANCIAL

Parmalat S.p.A.

Head of Corporate Affairs

Simona Pesce

11/22

Enclosures


parmalat



PRESS RELEASE

THE BOARD OF DIRECTORS APPROVES THE QUARTERLY REPORT AS AT SEPTEMBER 30, 2006

Consolidated Financial Highlights

- *NET REVENUES RISE TO 2,979.5 million euros (+6.0%)*
- *EBITDA INCREASES (+32.0%)*
- *NET DEBT DECREASES*
- *CONTINUED SUCCESSFUL IMPLEMENTATION OF PROGRAMMES TO IMPROVE PRODUCT MIX, OPTIMISE PROCUREMENT PROCESSES AND REGAIN EFFICIENCY*

	Cumul. at 9/30/06	*Cumul. at 9/30/05*	*% change*
Net revenues	**2,979.5**	**2,810.9**	**6.0%**
EBITDA	**251.6**	**190.5**	**32.0%**

	9/30/06	*12/31//05*
Net debt	**(207.9)**	**(369.3)**

Parmalat S.p.A. announces that its Board of Directors, meeting today under the chairmanship of Raffaele Picella, approved the Quarterly Report as at 30 September 2006, which shows further improvements in the Group's operating performance.

Parmalat Group
(The data for the third quarter of 2005 are pro forma data that refer to the operations under Extraordinary Administration)

In the first nine months of 2006, **consolidated net revenues** increased to 2,979.5 million euros, 6.0% more than the 2,810.9 million euros reported as at 30 September 2005.

EBITDA was up 32.0%, rising to 251.6 million euros (190.5 million euros in the first nine months of 2005), equal to 8.4% of revenues (6.8% in 2005). These improvements reflect a favourable change in the sales mix, the implementation of measures to increase manufacturing and distribution efficiency and a positive change in foreign exchange rates. A decrease in writedowns of current assets and other provisions also contributed to the EBITDA improvement.

Parmalat Spa Sede: Via 0. Grassi, 26 43044 Collecchio (Parma) Italia Tel.+39.0521.8081 Fax +39.0521.808322
Cap. Soc. € 1.640.983.766 i.v. R.E.A. Parma n. 228069 Reg. Imprese Parma n. 04030970968 Cod. Fisc. e P. IVA n. 04030970968



A breakdown of revenues and EBITDA by geographic region is provided below:

	Sept. 2005 YTD			Sept. 2006 YTD		
(In millions of euros)	**Net Revenues**	**EBITDA**	***% of Net Revenues***	**Net Revenues**	**EBITDA**	***% of Net Revenues***
Italy	866.2	47.8	*5.5*	861.4	74.0	*8.6*
Canada	938.2	75.7	*8.1*	999.5	86.7	*8.7*
Australia	292.2	26.2	*8.9*	330.2	26.2	*7.9*
Africa	227.6	21.7	*9.6*	259.0	28.5	*11.0*
Europe excl. Italy	260.4	19.1	*7.3*	259.4	16.8	*6.5*
Central and South America	207.1	13.4	*6.5*	248.0	32.1	*12.9*
Others *	19.1	(13.3)	*n.m.*	22.0	(12.6)	*n.m.*
Group	**2,810.9**	**190.5**	***6.8***	**2,979.5**	**251.6**	***8.4***

** Other: Boschi, Italcheese, holding companies and eliminations.*

An overview of the performance of the Group's operations in the various countries is provided below:

In **Italy,** consolidated revenues declined slightly (-0.6%), decreasing to 861.4 million euros (866.2 million euros in the first nine months of 2005)..

The year-on-year comparison is affected by a reduction in revenues from the sale of materials that are resold at no profit (-22.7 million euros). Net of sales of these non operating products, cumulative nine-month revenues show an increase of 2.2%, rising from 817.7 million euros in 2005 to 835.6 million euros in 2006.

EBITDA increased to 74.0 million euros, or 26.2 million euros more than the 47.8 million euros generated in the first nine months of 2005. As at 30 September 2006, the cumulative return on sales was 8.6%, up from 5.5% for the same period last year.

Positive results in all of the main business segments (particularly in the area of functional milks), exceptionally strong sales of fruit-based beverages during the summer months and efficiency gains account for this improvement. In addition, the Italian operations benefited to a significant degree from a Group-wide reduction in writedowns of current assets.

In **Canada,** consolidated revenues for the first nine months of 2005 totaled 999.5 million euros, or 6.5% more than the 938.2 million euros reported as at 30 September 2005. EBITDA increased to 86.7 million euros, up 11.0 million euros compared with the first nine months of 2005. The ratio of EBITDA to net revenues improved from 8.1% in 2005 to 8.7% in 2006. This positive performance, which was achieved despite a decrease in the number of days available for deliveries and billing (one week less) in 2006 compared with 2005, was made possible by an improvement in the product mix, a streamlining of the operating processes and a favorable movement in foreign exchange rates.

In **Australia,** consolidated revenues as at 30 September 2006 increased to 330.2 million euros, for a gain of 13% compared with the 292.2 million euros booked in the first nine months of 2005. EBITDA, at 26.2 million euros was substantially the same as in the first nine months of 2005, equal to 7.9% of revenues. The performance of the Australian operations reflects the positive impact of higher unit sales, which more than offset the absence of the contribution of certain joint ventures divested in July.



In **Africa,** consolidated revenues continued to grow, rising from 227.6 million euros in the first nine months of 2005 to 259.0 million euros for the same period this year (+13.8%). EBITDA and return on sales also improved, increasing from 21.7 million euros to 28.5 million euros and from 9.6% to 11.0%, respectively. While the favorable trend of the local economy contributed to boosting the results of the local Business Unit, its positive performance was mainly the result of higher sales of cheese, UHT milk and yogurt, which were made possible by the success of major promotional and advertising campaigns.

In **Europe excluding Italy,** consolidated revenues for the first nine months of 2006 amounted to 259.4 million euros, little changed from the same period a year ago (260.4 million euros). EBITDA totaled 16.8 million euros, decreasing by 2.4 million euros compared with the first nine months of 2005. As a result, the ratio of EBITDA to net revenues declined to 6.5%, or 0.9 percentage points less than in 2005. Notably in the European countries other than Italy, the Group experienced strong growth in Russia but continued to face difficulties in Spain, where it is implementing a relaunching plan.

In **Central and South America,** consolidated revenues for the first nine months of 2006 grew to 248.0 million euros, up from 207.1 million euros for the same period in 2005 (a gain of 19.8%). EBITDA totaled 32.1 million euros, or 18.7 million euros more than in the nine months ended 30 September 2005. The ratio of EBITDA to net revenues was 12.9%, an improvement of 6.5 percentage points over 2005. The Group's operations throughout the region reported sharp gains in unit sales and operating results, driven by healthy consumer demand, a change in product mix and efficiency gains in their manufacturing and distribution organizations.

As at 30 September 2006, Group **net debt** amounted to 207.9 million euros, a significant reduction from the 369.3 million euros and 311.5 million euros as at 31 December 2005 and 30 June 2006, respectively. This improvement was achieved despite the inclusion of Boschi Luigi e Figli in the scope of consolidation, previously in Extraordinary Administration. Cash flow generation reflected in part the impact of non recurring factors, such as:

- The sale of a property by a Spanish subsidiary Parmalat Espana (already Clesa) for 144 million euros. The resulting financial benefit as at 30 September 2006 was 60.7 million euros;
- equity investments held indirectly in Norco Pauls Milk and other Australian companies were sold for approximately 40.7 million euros;
- the settlement with Banca Popolare Italiana Group which generated 44,5 million euros on the signing of the agreement.

PARMALAT S.p.A.

Net revenues for the first nine months of 2006 totaled 756.7 million euros, little changed from the 761.3 million euros booked in the same period last year (-0.6%). A reduction in revenues from the sale of wooden pallets and other materials that are resold at no profit (-22.7 million euros) contributed to this decrease. Net of sales of these non operating products, cumulative nine-month revenues show an increase of 2.5%, rising from 712.8 million euros in 2005 to 730.9 million euros in 2006.

EBITDA increased to 50.7 million euros, or 30.3 million euros more than the 20.4 million euros reported as at 30 September 2005. The ratio of EBITDA to net revenues was 6.7%, a gain of 4.0 percentage points over 2005 (2.7%). This improvement in the Company's performance reflects a shift in the sales mix towards products with a high value added and the positive impact of cost cutting programs.

The Company's **net financial assets,** which totaled 291.6 million euros as at 30 June 2006 and 324.5 million euros as at 31 December 2005, had risen to 350.6 million euros at 30 September 2006, due mainly to the settlement with the Banca Popolare Italiana Group.



OUTLOOK FOR THE BALANCE OF 2006

In the months ahead, the industrial actions undertaken in the various countries and seasonal factors that characterize the second half of the year justify expectations of a significant increase in EBITDA.

These considerations and non-recurring gains generated by transactions such as the settlement with the Banca Popolare Italiana Group and the sale of certain equity investments, while offset in part by the pursuit of ongoing legal actions, should result in higher profits both for Parmalat S.p.A. and the Group.

Absent any significant changes in interest rates or the Group's scope of consolidation, the same variables should also produce a significant reduction in Group net debt.

As of 4:00 PM today, the quarterly data as at 30 September 2006 will be on file at the Company's Head Office at 26 Via Oreste Grassi, Collecchio (PR), and at the offices of Borsa Italiana S.p.A., where they will be available on request. They may also be consulted at the Company website: www.parmalat.com

The Quarterly Report is unaudited.

******

The Board of Directors also took action with regard to the following issues:

- It approved the adoption of a **Management, Organization and Control Model for the Prevention of Crimes Required by Legislative Decree No. 231/01** for Parmalat S.p.A. In the case of Parmalat, the adoption of this Model represents a further step further toward achieving the level of transparency and reliability required to give shareholders and the financial markets in general the best guarantees of sound and efficient management. The Model will be part of the Company's system of corporate governance rules, which already includes a Code of Ethics, a Code of Conduct and an Internal Dealing Code. In 2007, the Model adopted by the Group's Parent Company, adjusted for the specific requirements, organisational needs and size of each company, will be implemented by all Group subsidiaries.

- Following the **annual verification**, required by Article 12 of the Bylaws, the following persons were found to meet the **requirements to qualify as Independent Directors**:
  - Vittorio Mincato,
  - Marco De Benedetti,
  - Andrea Guerra,
  - Carlo Secchi,
  - Massimo Confortini,
  - Marzio Saà,
  - Erder Mingoli,
  - Ferdinando Superti Furga,
  - Piergiorgio Alberti.

Parmalat S.p.A.

Collecchio, 10 November 2006

Company contact: e-mail to affari.societari@parmalat.net

parmalat

Quarterly Report at September 30, 2006



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Contents

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Board of Directors, Board of Statutory Auditors and Independent Auditors

Board of Directors

Chairman	Raffaele Picella
Chief Executive Officer	Enrico Bondi
Directors	Piergiorgio Alberti Massimo Confortini (i) (3) Marco De Benedetti (i) (2) Andrea Guerra (i) (2) Vittorio Mincato (i) (3) Erder Mingoli (i) Marzio Saà (i) (1) Carlo Secchi (i) (1) (2) Ferdinando Superti Furga (i) (1) (3)

(i) Independent Director
(1) Member of the Internal Control and Corporate Governance Committee
(2) Member of the Appointments and Compensation Committee
(3) Member of the Litigation Committee

Board of Statutory Auditors

Chairman	Alessandro Dolcetti
Statutory Auditors	Enzio Bermani Mario Magenes

Independent Auditors

PricewaterhouseCoopers S.p.A.

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Company and Group Financial Highlights

(in millions of euros)	Parmalat Group			
	Cumulative at 9/30/06	Cumulative at 9/30/05 (pro forma)	Third quarter 2006	Third quarter 2005 (pro-forma)
SALES REVENUES	2,979.5	2,810.9	1,012.3	963.1
Other revenues	23.1		8.3	
TOTAL NET REVENUES	3,002.6		1,020.6	
Purchases, services and miscellaneous costs	(2,391.5)		(809.6)	
Labor costs	(353.8)		(116.5)	
EBITDA before writedowns	257.3	218.3	94.6	76.7
Writedowns of receivables and additions to provisions	(5.7)	(27.8)	(2.7)	(17.9)
EBITDA	251.6	190.5	91.8	58.8
AS A % OF SALES REVENUES	*8.4*	*6.8*	*9.1*	*6.1*

	9/30/06	12/31/05	6/30/06
Loans payable to banks and other fin. institut.	718.0	870.6	756.9
Loans payable to subsidiaries	5.4	3.5	5.4
Other financial assets	(2.8)	(2.1)	(7.0)
Cash and cash equivalents	(512.7)	(502.7)	(443.8)
NET INDEBTEDNESS	207.9	369.3	311.5
NUMBER OF EMPLOYEES	15,834	15,587	15,953

(in millions of euros)	Parmalat S.p.A.			
	Cumulative at 9/30/06	Cumulative at 9/30/05 (pro forma)	Third quarter 2006	Third quarter 2005 (pro forma)
SALES REVENUES	756.7	761.3	252.2	235.6
Other revenues	24.0		9.0	
TOTAL NET REVENUES	780.7		261.2	
Purchases, services and miscellaneous costs	(651.1)		(218.3)	
Labor costs	(78.4)		(24.1)	
EBITDA before writedowns	51.2	38.1	18.7	8.0
Writedowns of receivables and additions to provisions	(0.5)	(17.7)	(0.0)	(10.9)
EBITDA	50.7	20.4	18.7	(2.9)
AS A % OF SALES REVENUES	*6.7*	*2.9*	*7.4*	*n.m.*

	9/30/06	12/31/05	6/30/06
Loans payable to banks and other lenders	14.7	17.7	14.5
Other financial assets	(4.1)	(3.2)	5.1
Cash and cash equivalents	(361.2)	(339.0)	(311.2)
NET FINANCIAL ASSETS	(350.6)	(324.5)	(291.6)
NUMBER OF EMPLOYEES	1,994	2,061	2,005

Principles of Consolidation, Valuation Criteria and Scope of Consolidation

The Consolidated Quarterly Report of the Parmalat Group at September 30, 2006 was prepared in accordance with the provisions of Consob Regulation No. 11971/1998, as amended.

The Group and the Group's Parent Company have adopted the International Financial Reporting Standards (IFRSs), starting with the 2005 fiscal year, and chose January 1, 2004 as the IFRS transition date.

The Consolidated Financial Statements at September 30, 2006 have not been audited.

The assets and liabilities of the companies included in the Proposal of Composition with Creditors were transferred to Parmalat on October 1, 2005. In order to allow a better understanding of the Group's performance, the pro forma data for the third quarter of 2005 have been restated using the same recognition and measurement criteria that were used in the preparation of this document.

No significant changes in the scope of consolidation occurred in the third quarter of 2006, as compared with the situation at June 30, 2006, with the exception of the addition of Boschi Luigi & Figli S.p.A., over which Parmalat S.p.A., the Group's Parent Company, regained control on July 27, 2006, following the approval of this subsidiary's proposal of composition with creditors. In addition, Parmalat S.p.A. regained control over Newlat S.r.l. and Carnini S.p.A. as of September 26, 2006. These companies were consolidated line by line as of October 2006, which is when new corporate governance bodies were appointed.

Operating Performance

Revenues and Profitability

a) Global Data

(in millions of euros)	Sep 05 YTD	Sep 06 YTD	Change	
Net Revenues	**2.810,9**	**2.979,5**	**168,6**	*+6,0%*
EBITDA bef. w.down of Acc. Receiv.& Other Prov.	**218,3**	**257,3**	**39,0**	
% On Net Revenues	*7,8*	*8,6*	*0,9 ppt*	
EBITDA	**190,5**	**251,6**	**61,1**	
% On Net Revenues	*6,8*	*8,4*	*1,7 ppt*	

Net revenues for the first nine months of 2006 totaled 2,979.5 million euros, or 6.0% more than in the same period last year. EBITDA before writedowns of current assets and other provisions grew to 257.3 million euros, for a gain of 39.0 million euros (+17.9%) over the first nine months of 2005.
At 251.6 million euros, EBITDA after writedowns were 61.0 million euros higher (+32.0%) than the corresponding amount at September 30, 2005. The ratio of EBITDA to net revenues was **8.4%**, an improvement of 1.7 percentage points over 2005 (6.8%).

These improvements reflect a favorable change in the sales mix, the implementation of measures to increase manufacturing and distribution efficiency and a positive change in foreign exchange rates. Foreign exchange gains added 74.7 million euros to revenues and 6.2 million euros to EBITDA.
EBITDA after writedowns increased compared with 2005 owing in part to a decrease in writedowns of current assets and other provisions.

(in millions of euros)	III Qrt 05	III Qrt 06	Change	
Net Revenues	**963,1**	**1.012,3**	**49,2**	*+5,1%*
EBITDA bef. w.down of Acc. Receiv.& Other Prov.	**76,7**	**94,5**	**17,8**	
% On Net Revenues	*8,0*	*9,3*	*1,4 ppt*	
EBITDA	**58,8**	**91,9**	**33,1**	
% On Net Revenues	*6,1*	*9,1*	*3,0 ppt*	

In the third quarter of 2006, revenues totaled 1,012.3 million euros, or 5.1% more than in the same period last year. EBITDA before writedowns of current assets and other provisions amounted to 94.5 million euros, for a gain of 17.8 million euros compared with the same period last year.

EBITDA after writedowns increased to 91.8 million euros, or 33.0 million euros more than in the third quarter of 2005. The ratio of EBITDA to net revenues was **9.1%**, an improvement of 3.0 percentage points over 2005 (6.1%).

b) Data by Geographic Region

	Sep. 2005 YTD			Sep. 2006 YTD		
(In millions of euros)	**Net Revenues**	**EBITDA**	***% on Net Revenues***	**Net Revenues**	**EBITDA**	***% on Net Revenues***
Italy	866,2	47,8	*5,5*	861,4	74,0	*8,6*
Canada	938,2	75,7	*8,1*	999,5	86,7	*8,7*
Australia	292,2	26,2	*8,9*	330,2	26,2	*7,9*
Africa	227,6	21,7	*9,6*	259,0	28,5	*11,0*
Europe escl. Italy	260,4	19,1	*7,3*	259,4	16,8	*6,5*
Center & South America	207,1	13,4	*6,5*	248,0	32,1	*12,9*
Others *	19,1	(13,3)	*n.s.*	22,0	(12,6)	*n.s.*
Group	**2.810,9**	**190,5**	***6,8***	**2.979,5**	**251,6**	***8,4***

** Other: Italcheese, holding companies and eliminations.*

c) Data by Product Division

(in millions of euros)	Sep. 2005 YTD			Sep. 2006 YTD		
	Net Revenues	EBITDA	% on Net Revenues	Net Revenues	EBITDA	% on Net Revenues
Milk (1)	1.601,0	125,1	7,8	1.709,0	133,5	7,8
Vegetable (2)	193,6	18,5	9,5	209,7	24,9	11,9
Fresh (3)	877,5	65,8	7,5	929,2	90,2	9,7
Other (4)	138,8	(18,9)	(13,6)	131,6	3,0	2,3
Group Continuing	2.810,9	190,5	6,8	2.979,5	251,6	8,4

(1) Include Milk, Cream and Bechamel
(2) Mainly Juices
(3) Include yogurt, dessert, cheese
(4) Include holding expenses and W. Down of Acc. Receiv. & Other Prov

The financial data by Product Division show that the categories that generated most of the revenues (Milk and Fresh Dairy) increased sales by 6.7% and 5.9%, respectively.



Year 2005
Vegetable (2) 6,9%
Fresh (3) 31,2%
Other (4) 4,9%
Milk (1) 57,0%
Year 2006
Vegetable (2) 7,0%
Fresh (3) 31,2%
Other (4) 4,4%
Milk (1) 57,4%

(1) Include Milk, Cream and Bechamel
(2) Mainly Juices
(3) Include yogurt, dessert, cheese
(4) Include holding expenses and W. Down of Acc. Receiv. & Other Prov

Group Parent Company (Parmalat SpA)

(in millions of euros)	Sep 05 YTD	Sep 06 YTD	Change	
Net Revenues	**761,3**	**756,7**	**(4,6)**	*-0,6%*
EBITDA bef. w.down of Acc. Receiv.& Other Prov.	**38,1**	**51,2**	**13,2**	
% On Net Revenues	*5,0*	*6,8*	*1,8 ppt*	
EBITDA	**20,4**	**50,7**	**30,3**	
% On Net Revenues	*2,7*	*6,7*	*4,0 ppt*	

The cumulative data at September 30, 2006 for Parmalat S.p.A. show a slight year-over-year decrease in revenues (-0.6%), which fell from 761.3 million euros in the first nine months of 2005 to 756.7 million euros in the same period this year. A reduction in revenues from the sale of wooden pallets and other materials that are resold at no profit (-22.7 million euros, from 48.5 million euros to 25.8 million euros) contributed to this decrease. Net of sales of these nonoperating products, cumulative nine-month revenues show an increase of 2.5%, rising from 712.8 million euros in 2005 to 730.9 million euros in 2006.
EBITDA before writedowns of current assets and other provisions rose to 51.2 million euros, a gain of 13.2 million euros compared with the first nine months of 2005.
EBITDA after writedowns totaled 50.7 million euros, or 30.3 million euros more than the 20.2 million euros reported at September 30, 2005. The ratio of EBITDA to net revenues was 6.7%, an improvement of 4.0 percentage points over 2005 (2.7%).
In the first nine months of 2006, holding company expenses (net of royalties) totaled 14.5 million euros (13.0 million euros in 2005).

(in millions of euros)	III Qrt 05	III Qrt 06	Change	
Net Revenues	**235,6**	**252,1**	**16,5**	*+7,0%*
EBITDA bef. w.down of Acc. Receiv.& Other Prov.	**8,0**	**18,7**	**10,8**	
% On Net Revenues	*3,4*	*7,4*	*4,1 ppt*	
EBITDA	**(2,9)**	**18,7**	**21,7**	
% On Net Revenues	*(1,3)*	*7,4*	*8,7 ppt*	

In the third quarter of 2006, net revenues totaled 252.1 million euros, or 7.0% more than in the same period last year. EBITDA before writedowns of current assets and other provisions amounted to 18.7 million euros, for a gain of 10.8 million euros compared with the same period last year.
EBITDA after writedowns increased to 18.7 million euros, or 21.7 million euros more than in the third quarter of 2005. The ratio of EBITDA to net revenues was 7.4%, an improvement of 8.7 percentage points over 2005, when the ratio was a negative 1.3%.

Additional information about the performance of Parmalat S.p.A. is provided in the next section of this Report, which deals with the Italy Strategic Business Unit (SBU).

Business Units

Italy

(in millions of euros)	Sep 05 YTD	Sep 06 YTD	Change	
Net Revenues	**866,2**	**861,4**	**(4,8)**	*-0,6%*
EBITDA bef. w.down of Acc. Receiv.& Other Prov.	**65,9**	**74,9**	**9,1**	
% On Net Revenues	*7,6*	*8,7*	*1,1 ppt*	
EBITDA	**47,8**	**74,0**	**26,2**	
% On Net Revenues	*5,5*	*8,6*	*3,1 ppt*	

The cumulative data at September 30, 2006 for the Italy Business Unit, which do not include the contribution of the Boschi subsidiary (recently reincluded in the Group's line-by-line consolidation), show a slight decline (-0.6%) compared with 2005. The year-over-year comparison is affected by a reduction in revenues from the sale of wooden pallets and other materials that are resold at no profit (-22.7 million euros, from 48.5 million euros to 25.8 million euros). Net of sales of these nonoperating products, cumulative nine-month revenues show an increase of 2.2%, rising from 817.7 million euros in 2005 to 835.6 million euros in 2006.

EBITDA before writedowns of current assets and other provisions increased to 74.9 million euros, an increase of 9.1 million euros compared with the first nine months of 2005.
EBITDA after writedowns grew to 74.0 million euros, or 26.2 million euros more than the 47.8 million euros earned in the nine months ended September 30, 2005. The ratio of EBITDA to net revenue was 8.6%, an improvement of 3.1 percentage points over 2005 (5.5%).

(in millions of euros)	III Qrt 05	III Qrt 06	Change	
Net Revenues	**268,2**	**280,5**	**12,3**	*+4,6%*
EBITDA bef. w.down of Acc. Receiv.& Other Prov.	**21,5**	**26,3**	**4,8**	
% On Net Revenues	*8,0*	*9,4*	*1,3 ppt*	
EBITDA	**10,4**	**25,9**	**15,5**	
% On Net Revenues	*3,9*	*9,2*	*5,4 ppt*	

In the third quarter of 2006, net revenues totaled 280.5 million euros, or 4.6% more than in the same period last year. EBITDA before writedowns of current assets and other provisions amounted to 26.3 million euros, for a gain of 4.8 million euros compared with the same period last year.
EBITDA after writedowns increased to 25.9 million euros, or 15.5 million euros more than in the third quarter of 2005. The ratio of EBITDA to net revenues was 9.2%, an improvement of 5.4 percentage points over 2005 (3.9%)

Given the market environment that exists in Italy, which is characterized by a relatively stable level of demand, a high degree of concentration in the distribution system and steadily growing promotional pressure, the SBU's overall performance was positive. An analysis of the main market segments is provided below:

- In the UHT Milk segment, the Parmalat Group continued to be the unchallenged leader (33.0% market share), posting gains in terms both of unit sales and revenues. This improvement was achieved without resorting to heavy promotional activity, which was down slightly from 2005 and

significantly lower than that of the Group's major competitors. The main contribution to the Group's growth in Italy was provided by specialty milk, which is the area in which the Company has been concentrating its investments. Specifically, unit sales of specialty milk rose by 23.7%, for a market share of 11.6% (a gain of almost 2 percentage points compared with 2005).

- In the Fresh Milk segment, the Group held its market share relatively steady and introduced new microfiltered functional milks.
- Sales of Cream and Béchamel were higher than in 2005.
- Sales of Fruit-based Beverages, which earlier in the year were adversely affected by the ITX controversy and unfavorable weather conditions during other months of the year, rebounded in recent months thanks to an extremely gratifying sales trend, which enabled the Group to achieve a quite substantial market share (more than 13%).
- In the Yogurt segment, overall Group sales were down slightly, but shipments of Parmalat-branded products were up strongly.

The main achievements at the operational level included:

- An increase in production efficiency, made possible in part by a restructuring of the manufacturing organization and a reallocation of production assignments among the various plants.
- The still ongoing reorganization of the logistics/distribution network, which includes a streamlining of the network of external franchisees.
- The optimization of purchasing policies, implemented in part to respond to an increase in the cost of certain raw materials (for example, packaging materials made from petroleum products).
- Continued implementation of staff downsizing programs, which were carried out in accordance with existing agreements with the labor unions.

Canada

(in millions of euros)	Sep 05 YTD	Sep 06 YTD	Change	
Net Revenues	**938,2**	**999,5**	**61,3**	*+6,5%*
EBITDA bef. w.down of Acc. Receiv.& Other Prov.	**76,9**	**87,9**	**11,0**	
% On Net Revenues	*8,2*	*8,8*	*0,6 ppt*	
EBITDA	**75,7**	**86,7**	**11,0**	
% On Net Revenues	*8,1*	*8,7*	*0,6 ppt*	

At September 30, 2006, cumulative revenues totaled 999.5 million euros, or 6.5% more than in the same period last year. EBITDA before writedowns of current assets and other provisions increased to 87.9 million euros, up 11.0 million euros compared with the first nine months of 2005.
EBITDA after writedowns totaled 86.7 million euros, or 11.0 million euros more than in the nine months ended September 30, 2005. The ratio of EBITDA to net revenues was 8.7%, an improvement of 0.6 percentage points over 2005.

(in millions of euros)	III Qrt 05	III Qrt 06	Change	
Net Revenues	**334,8**	**351,4**	**16,6**	*+5,0%*
EBITDA bef. w.down of Acc. Receiv.& Other Prov.	**32,2**	**33,3**	**1,1**	
% On Net Revenues	*9,6*	*9,5*	*-0,1 ppt*	
EBITDA	**31,8**	**32,5**	**0,8**	
% On Net Revenues	*9,5*	*9,3*	*-0,2 ppt*	

In the third quarter of 2006, net revenues increased by 5.0% to 351.4 million euros. EBITDA before writedowns of current assets and other provisions amounted to 33.3 million euros, for a gain of 1.1 million euros compared with the same period last year.
EBITDA after writedowns totaled 32.5 million euros, or 0.8 million euros more than the amount reported at September 30, 2005. The ratio of EBITDA to net revenues was 9.3%, or 0.2 percentage points less than in 2005 (9.5%).

Cumulative unit sales through September 30, 2006 were down 6.4% compared with the previous year. This decrease reflects a decrease in the number of days available for deliveries and billing (one week less) in 2006; the streamlining of the product portfolio, which resulted in the discontinuing of some product lines; and strong competitive pressure in the market.

During the first nine months of 2006, the Business Unit continued to streamline its organization and operating processes and improve its product mix.

In addition, the Canadian dollar appreciated by 8.9% compared with the exchange rate in the first nine months of 2005.

Australia

(in millions of euros)	Sep 05 YTD	Sep 06 YTD	Change	
Net Revenues	**292,2**	**330,2**	**38,0**	*+13,0%*
EBITDA bef. w.down of Acc.(*) Receiv.& Other Prov.	**26,1**	**26,5**	**0,4**	
% On Net Revenues	*8,9*	*8,0*	*-0,9 ppt*	
EBITDA (*)	**26,2**	**26,2**	**0,0**	
% On Net Revenues	*8,9*	*7,9*	*-1,0 ppt*	

(*) Compared with the previous year, the EBITDA amount does not include the results of some ongoing joint ventures, which, only for the current fiscal year, have been reclassified below the EBITDA line.

Cumulative revenues for the first nine months of 2006 totaled 330.2 million euros, for a gain of 13.0% compared with the same period last year. EBITDA before writedowns of current assets and other provisions decreased to 26.5 million euros, or 0.4 million euros less than at September 30, 2005.
EBITDA after writedowns totaled 26.2 million euros, about the same as in the first nine months of 2005. The ratio of EBITDA to net revenues was 7.9%, or 1.0 percentage points less than in 2005.

(in millions of euros)	III Qrt 05	III Qrt 06	Change	
Net Revenues	**100,0**	**111,8**	**11,8**	*+11,8%*
EBITDA bef. w.down of Acc. Receiv.& Other Prov.	**9,6**	**11,4**	**1,8**	
% On Net Revenues	*9,6*	*10,2*	*0,6 ppt*	
EBITDA	**9,7**	**11,2**	**1,5**	
% On Net Revenues	*9,7*	*10,0*	*0,3 ppt*	

In the third quarter of 2006, net revenues totaled 111.8 million euros, or 11.8% more than in the same period last year. EBITDA before writedowns of current assets and other provisions amounted to 11.4 million euros, for a gain of 1.8 million euros compared with the same period last year.
EBITDA after writedowns increased to 11.2 million euros, or 1.5 million euros more than in the third quarter of 2005. The ratio of EBITDA to net revenues was 10.0%, an improvement of 0.3 percentage points over 2005 (9.7%).

Cumulative unit sales through September 30, 2006 increased by 5.0% compared with the previous year, even though exports were hampered by the relative strength of the Australian dollar versus the currencies of many of the neighboring countries, which made Australian products less competitive.
Sales of flavored beverages, yogurt and desserts were especially strong.
The gains made in improving manufacturing efficiency and reducing production and distribution costs were offset in part by the negative impact of higher oil prices.

During the first nine months of 2006, the Australian dollar lost 1.2% of its value versus the euro, as compared with the exchange rate for the same period last year.

Africa

(in millions of euros)	Sep 05 YTD	Sep 06 YTD	Change	
Net Revenues	**227,6**	**259,0**	**31,3**	*+13,8%*
EBITDA bef. w.down of Acc. Receiv.& Other Prov.	**23,2**	**28,9**	**5,7**	
% On Net Revenues	*10,2*	*11,1*	*1,0 ppt*	
EBITDA	**21,7**	**28,5**	**6,8**	
% On Net Revenues	*9,6*	*11,0*	*1,4 ppt*	

At September 30, 2006, cumulative revenues totaled 259.0 million euros, for a gain of 13.8% compared with the same period last year. EBITDA before writedowns of current assets and other provisions increased to 28.9 million euros, up 5.5 million euros compared with the first nine months of 2005.
EBITDA after writedowns totaled 28.5 million euros, or 6.8 million euros more than in the nine months ended September 30, 2005. The ratio of EBITDA to net revenues was 11.0%, an improvement of 1.4 percentage points over 2005.

(in millions of euros)	III Qrt 05	III Qrt 06	Change	
Net Revenues	**78,5**	**80,8**	**2,3**	*+2,9%*
EBITDA bef. w.down of Acc. Receiv.& Other Prov.	**7,5**	**9,2**	**1,6**	
% On Net Revenues	*9,6*	*11,3*	*1,7 ppt*	
EBITDA	**6,3**	**9,0**	**2,7**	
% On Net Revenues	*8,0*	*11,2*	*3,1 ppt*	

In the third quarter of 2006, net revenues totaled 80.8 million euros, or 2.9% more than in the same period last year. EBITDA before writedowns of current assets and other provisions amounted to 9.2 million euros, for a gain of 1.6 million euros compared with the same period last year.
EBITDA after writedowns increased to 9.0 million euros, or 2.7 million euros more than in the third quarter of 2005. The ratio of EBITDA to net revenues was 11.2%, an improvement of 3.1 percentage points over 2005 (8.0%).

South Africa

Cumulative unit sales to non-captive customers were up 9.4% compared with 2005.
While the favorable trend of the local economy contributed to boosting the results of this Business Unit, its positive performance was mainly the result of higher sales of cheese, UHT milk and yogurt, which were made possible by the success of major promotional and advertising campaigns.

During the first nine months of 2006, the South African rand lost 3.2% of its value versus the euro, as compared with the exchange rate for the same period last year.

Other African Countries

Overall, revenues were 10.7% higher than in 2005 thanks to increased sales of juices, UHT milk and pasteurized milk.

Europe escl. Italy

(in millions of euros)	Sep 05 YTD	Sep 06 YTD	Change	
Net Revenues	**260,4**	**259,4**	**(1,0)**	-0,4%
EBITDA bef. w.down of Acc. Receiv.& Other Prov.	**20,6**	**18,1**	**(2,5)**	
% On Net Revenues	7,9	7,0	-0,9 ppt	
EBITDA	**19,1**	**16,8**	**(2,4)**	
% On Net Revenues	7,3	6,5	-0,9 ppt	

In the first nine months of 2006, revenues generated in European countries other than Italy totaled 259.4 million euros, about the same as in the corresponding period last year. EBITDA before writedowns of current assets and other provisions decreased to 18.1 million euros, or 2.5 million euros less than at September 30, 2005.
EBITDA after writedowns totaled 16.8 million euros, decreasing by 2.4 million euros compared with the first nine months of 2005. As a result, the ratio of EBITDA to net revenues declined to 6.5%, or 0.9 percentage points less than in 2005.

(in millions of euros)	III Qrt 05	III Qrt 06	Change	
Net Revenues	**94,4**	**88,8**	**(5,6)**	-5,9%
EBITDA bef. w.down of Acc. Receiv.& Other Prov.	**4,5**	**6,4**	**1,9**	
% On Net Revenues	4,8	7,3	2,5 ppt	
EBITDA	**3,5**	**5,5**	**2,0**	
% On Net Revenues	3,7	6,2	2,5 ppt	

In the third quarter of 2006, net revenues totaled 88.8 million euros, or 5.9% less than in the same period last year. EBITDA before writedowns of current assets and other provisions amounted to 6.4 million euros, for a gain of 1.9 million euros compared with the same period last year.
EBITDA after writedowns increased to 5.5 million euros, or 2.0 million euros more than in the third quarter of 2005. The ratio of EBITDA to net revenues was 6.2%, an improvement of 2.5 percentage points over 2005 (3.7%).

In the European countries other than Italy, the Group experienced strong growth in Russia, but continued to struggle in the Iberian Peninsula, where it is implementing a relaunching plan based on leveraging the strength of successful products already manufactured by the local Business Units and reducing logistics and manufacturing costs.

Centre & South America

(in millions of euros)	Sep 05 YTD	Sep 06 YTD	Change	
Net Revenues	**207,1**	**248,0**	**40,9**	*+19,8%*
EBITDA bef. w.down of Acc. Receiv.& Other Prov.	**18,8**	**33,4**	**14,7**	
% On Net Revenues	*9,1*	*13,5*	*4,4 ppt*	
EBITDA	**13,4**	**32,1**	**18,7**	
% On Net Revenues	*6,5*	*12,9*	*6,5 ppt*	

At September 30, 2006, cumulative revenues totaled 248.0 million euros, or 19.8% more than in the same period last year. EBITDA before writedowns of current assets and other provisions increased to 33.4 million euros, up 14.7 million euros compared with the first nine months of 2005.
EBITDA after writedowns totaled 32.1 million euros, or 18.7 million euros more than in the nine months ended September 30, 2005. The ratio of EBITDA to net revenues was 12.9%, an improvement of 6.5 percentage points over 2005.

(in millions of euros)	III Qrt 05	III Qrt 06	Change	
Net Revenues	**77,7**	**83,7**	**6,0**	*+7,8%*
EBITDA bef. w.down of Acc. Receiv.& Other Prov.	**6,5**	**9,6**	**3,1**	
% On Net Revenues	*8,4*	*11,5*	*3,1 ppt*	
EBITDA	**2,6**	**9,4**	**6,8**	
% On Net Revenues	*3,3*	*11,2*	*7,9 ppt*	

In the third quarter of 2006, net revenues totaled 83.7 million euros, or 7.8% more than in the same period last year. EBITDA before writedowns of current assets and other provisions amounted to 9.6 million euros, for a gain of 3.1 million euros compared with the same period last year.
EBITDA after writedowns increased to 9.4 million euros, or 6.8 million euros more than in the third quarter of 2005. The ratio of EBITDA to net revenues was 11.2%, an improvement of 7.9 percentage points over 2005 (3.3%).

The Group's operations throughout the region reported sharp gains in unit sales and operating results, driven by healthy consumer demand, a change in product mix and efficiency gains in their manufacturing and distribution organizations.

Financial Performance

Performance of the Group

During the third quarter of 2006, the Group's net financial position showed a significant improvement, with net indebtedness decreasing from 311.5 million euros at June 30, 2006 to 207.9 million euros at September 30, 2006. Foreign exchange translation differences did not have a material impact, with the net gain for the period amounting to 4.7 million euros.

An analysis of the components of the net financial position shows that loans payable to banks and other lenders decreased by 756.9 million euros to 718.0 million euros, even including 18.0 million euros added by the inclusion of Boschi Luigi e Figli S.p.A. in the scope of consolidation.

Cash and cash equivalents increased from 443.8 million euros to 512.7 million euros. Most of these liquid assets (361.2 million euros at September 30, 2006) are held by the Group's Parent Company, and a portion of it is invested in short-term treasury securities.

New developments involving borrowings included the signing of refinancing agreements by the Canadian subsidiary on July 11, 2006. The new facilities include a five-year syndicated loan of 450 million Canadian dollars (equal to about 318 million euros) and a revolving line of credit of 100 million Canadian dollars (about 71 million euros). The revolving loan's amortization plan calls for repayment over five years, with 75% of the principal amount due at maturity. The loan may be repaid ahead of schedule with no penalty.
The refinancing transaction was carried out without Parmalat S.p.A. being required to provide guarantees. Collateral was provided by the PDBI subsidiary. The terms of the loans are significantly more advantageous that those of preexisting facilities.

The following indebtedness was repaid during the third quarter of 2006:

Country	Currency	Amount repaid, in millions – local currency
Canada	CAD	5.2
Australia	AUD	72.9
South Africa	ZAR	12.6
Portugal	EUR	2.3

In Australia, an improvement of the parameters included in the loan agreements to measure balance sheet strength and profitability lowered the risk profile of the local Group company, resulting in an automatic reduction of the spread paid on the reference rates.

All Group companies that had signed loan agreements were in compliance with the requirements of the respective financial covenants.

The main reasons for the improvement of 103.6 million euros in the Group's net financial position, which also benefited from net foreign exchange gains of 0.7 million euros, are reviewed below.
Capital expenditures and tax payments included, the cash flow from operations amounted to 51.2 million euros, partially offset by a change in non operating assets and liabilities for 26.1 million euros. The Canadian subsidiaries account for much of this amount, due to the cyclicality of their business, which requires a large inventory build-up early in the year and greater liquidity in the second half of the year.
Items that produced an increase in net indebtedness included net financial expense of 19.0 million euros, 11.1 million euros of which represent penalty fees and other costs incurred in connection with the early repayment of loans by the Canadian subsidiary. Legal fees paid by Parmalat S.p.A., the Group's Parent Company, amounted to 7.9 million euros.

Nonrecurring items produced an improvement of 100.7 million euros in the net financial position.

The total amount includes 44.5 million euros from a settlement reached with Banca Popolare Italiana on August 4, 2006 and 10.2 million euros in nonrecurring proceeds received by the Group's Parent Company from the disposal of its equity investment in Italcheese and the sale of a building.
Transactions affecting foreign companies included 40.7 million euros mainly collected under a settlement involving the Australian joint ventures and 15.7 million euros received as the first installment due on the sale of a building by the Spanish subsidiary. This transaction has been described in previous reports.
Lastly, 15.2 million euros have been disbursed to settle Boschi Luigi e Figli S.p.A.'s debts with preferential or prededuction status.

Performance of the Group's Parent Company

The financial assets held by the Group's Parent Company increased from 291.6 million euros at June 30, 2006 to 350.6 million euros at September 30, 2006.

This change reflects the impact of nonrecurring events, the largest of which was the settlement with BPI, which generated proceeds of 44.5 million euros.

Personnel

Group Staffing and Union Relations

The table below provides a breakdown of the Group's personnel by geographic region:

Total Employees by Geographic Region*

Region	September 30, 2006	June 30, 2006	December 31, 2005
Italy	2,933	2,735	2,797
Rest of Europe	2,599	2,762	2,640
North America	2,987	3,099	2,834
Central and South America	3,651	3,629	3,621
Rest of the world	3,664	3,728	3,695
Total**	15,834	15,953	15,587

* Employees of companies consolidated line by line.
** The total for the Group includes temporary staff (1,674 employees at September 30, 2006).

The staff increases recorded in Central and South America and in Italy reflect mainly the reinclusion in the scope of consolidation of the Ecuadorian companies and of Boschi Luigi & Figli, respectively.
Boschi Luigi & Figli added 250 employees to the staff of the Italian companies, which in the previous quarter decreased by about 50 employees due in part to the sale of Italcheese S.p.A. in August.
In Russia, the production staff had to be expanded (+32 employees) to minimize the problem of the lack of employees with the skills needed to operate newly purchased equipment and to meet increased product demand.
Despite the developments discussed above, the Group's total staff showed a decrease compared with June 30, 2006 due to the continuing implementation of the streamlining process carried out in accordance with the Restructuring Program.
Significant staff decreases were achieved in Spain, where the seasonal closure of the Royne ice cream operations and the shutdown of two plants in Alicante and Burgos on September 1, 2006 reduced the payroll by 192 employees, and in North America (Parmalat Dairy and Bakery Inc.), where several streamlining programs launched at the beginning of September (including a staff reduction program) cut employment by about 100 employees.

Organization and Development

During the third quarter of 2006, the Group redesigned the top management structures of the Group's operations in various countries outside Italy through the reassignment of key internal resources. New appointments included the General Manager of Parmalat Paraguay SA and the Chief Executive Officer of Parmalat Nicaragua SA. Both of them report to the Chief Executive Officer of Parmalat de Venezuela CA.
In Europe, the Chief Executive Officer of Parmalat Portugal, while continuing to serve in this capacity, was also named President of Parmalat España SA, following the termination of the latter company's Executive Vice President.

During the third quarter of 2006, the Group continued to pursue projects in the area of Human Resources Management and Development, implementing at the local level the policies and procedures developed at the Group's headquarters.
Specifically, the implementation of the Management Incentive Program enabled the Group to develop a uniform compensation policy that is consistent with market conditions.

The following Policies are in the process of being developed: Replacement Plans, Recruiting and Selection, and Training.
The Group continued to implement various training programs, leaving local HR managers ample discretion to implement them in a manner that is consistent with the objectives and the specific personnel training needs of their companies.

Legal Disputes and Contingent Liabilities at September 30, 2006

Boschi Luigi & Figli S.p.A. Liability Action
Due the death of Paolo Boschi, one of the defendants, the lawsuit was interrupted at a hearing held on February 8, 2006. On August 6, 2006, the lawsuit was officially reinstated and the judge set a new hearing.

Parmalat vs Parmalat Capital Finance Ltd. (Protective Attachment of Shares)
At hearings held on October 5 and 10, 2006, the Court of Parma, ruling through a panel of judges, rejected the appeal filed by Parmalat Capital Finance Limited and reaffirmed the order of protective attachment, which it issued without hearing the defendant on March 30, 2006, and enforced on the Parmalat shares attributable to Parmalat Capital Finance Limited under the terms of the Composition with Creditors.

Appeals by Bank of America NA and Eurofood IFSC Limited
The Sixth Section of the Council of State set December 19, 2006 for a hearing on the appeal filed by Bank of America and Eurofoods against a decision in which the Regional Administrative Court of Latium had dismissed the complaints against the Ministerial Decree of February 9, 2004 in which Eurofoods was found eligible for extraordinary administration pursuant to Legislative Decree No. 347/2003.

Oppositions and Challenges
At October 31, 2006, a total of 519 lawsuits were pending before the Court of Parma involving opposition to the exclusions from the sum of liabilities and claims filed after the closing deadlines. An additional 18 late claims were filed in October 2006.
A total of 153 lawsuits have been settled thus far. In October, 16 lawsuits filed by U.S. mutual funds were dismissed and abandoned.

Reference is also made to the Sections of this Report entitled "Key Events in the Third Quarter of 2006" and "Events Occurring After September 30, 2006," which contain information about significant developments that have affected pending legal disputes.

Key Events in the Third Quarter of 2006

Lawsuit Against GKB
In view of the findings contained in the notice of completion of the preliminary investigation filed on March 3, 2006 by the office of the Public Prosecutor of Parma in the matter of the financial transactions carried out by Parmalat Group companies with the support of Bank of America during the period from 1999 to 2003, Parmalat S.p.A., acting jointly with Parmalat S.p.A. in Amministrazione Straordinaria, filed a lawsuit against Banca Cantonale dei Grigioni (Graubundner Kantonalbank), located in Chur (Switzerland), and Nino Giuralarocca, a former employee of the abovementioned bank and currently the target of an investigation by the Swiss federal prosecutor, claiming damages of at least 5,674 million euros and the restitution of US$10,796,161 because GKB and Mr. Giuralarocca conspired with Bank of America and the former managers of Parmalat in implementing complex financial transactions that enabled the old Parmalat Group to remain artificially afloat starting at least in 2001.
The lawsuit was filed before the Court of Parma on July 6, 2006.

The Canadian Subsidiary Refinances Its Indebtedness
On July 11, 2006, the Canadian subsidiary completed the refinancing of its indebtedness with a syndicated five-year loan in the amount of 450 million Canadian dollars (equal to about 318 million euros). The amortization schedule calls for repayment of 25% of the principal amount (112.5 million Canadian dollars) over five years. The facility also includes a revolving credit line of 100 million Canadian dollars (equal to about 71 million euros).
This loan transaction was executed on market terms. Parmalat S.p.A. issued no guarantees and the loan was secured exclusively with collateral provided by the PDBI subsidiary. The loan has a five-year repayment schedule, with 75% of the principal amount due at maturity. There is no penalty for early repayment. The terms under which this loan is being provided are significantly better than those of previous facilities.

Appeal Against Citigroup: the Lawsuit Continues in New Jersey
In July 2006, the Appellate Division of the New Jersey Superior Court rejected Citigroup's motion that the New Jersey courts lack jurisdiction. Subsequently, on September 19, 2006, the Supreme Court upheld the Appellate Division's decision and denied any further Citigroup's motions that the New Jersey courts lacked jurisdiction.

Brazilian Operations
On July 17, 2006, as part of the local composition with creditors proceedings called *Recuperacao Judicial*, PPL Participações Ltda. (new name of Parmalat Participações do Brasil Ltda.) filed a new restructuring plan that will be discussed by its creditors in the coming months.

Antitrust: Divestitures by December
On July 24, 2006, the Italian antitrust agency agreed to postpone to December 31, 2006 the deadline by which Parmalat is required to sell certain assets (headed by Newlat S.r.l.) as a necessary condition to reestablish a competitive environment in the fresh milk production market in the regions of Campania and Latium.
On September 26, 2006, as explained later in this Report, the Court of Parma handed down a decision lifting the order of protective attachment that encumbered the partnership capital of Newlat S.r.l.

Class Action Lawsuit in the United States
On July 28, 2006, in a class action lawsuit (Parmalat Securities Litigation) filed against Deloitte & Touche (and James Copeland personally), Grant Thornton, Citigroup (including Buconero, Vialattea and Eureka Securitization), Bank of America, Credit Suisse, Banca Nazionale del Lavoro, Banca Intesa, Morgan Stanley, the Pavia Ansaldo and Zini law firms and numerous individuals that has been pending before the Federal District of New York, the judge granted a motion filed by which the plaintiffs in the class action lawsuit asked that the "new" Parmalat S.p.A. be included among the defendants. The "new" Parmalat S.p.A. filed a motion asking that this decision be revoked. A decision by the judge on this issue is pending.

Criminal Proceedings in Milan and Parma

The Criminal Court of Milan, which is the *venue* where certain Directors, Statutory Auditors, employees, independent auditors, outsiders and companies are being tried for stock manipulations amended the decision by which the Preliminary Hearings Judge found that Parmalat Finanziaria S.p.A. in A.S. had standing to join the proceedings as plaintiff for damages, ruling instead that it had standing only vis-à-vis outsiders and not vis-à-vis Statutory Auditors, Directors etc.

As explained in greater detail in the section of this Report that discusses events occurring after September 30, 2006, at a preliminary hearing held in Parma against 64 individuals indicted for crimes related mainly to fraudulent bankruptcy, the Preliminary Hearings Judge ruled that the companies of the Parmalat Group in A.S., including those referred to as injured parties in the court decision approving the composition with creditors, have standing to join as plaintiffs for damages the criminal proceedings.

At a preliminary hearing against officers and employees of Capitalia, the Preliminary Hearings Judge has not yet ruled on a motion filed by the Parmalat Group in A.S. referred to as injured parties in the court decision approving the composition with creditors asking that they be allowed to join the proceedings as plaintiffs for damages.

Parmalat and Banca Popolare Italiana Reach an Agreement

On August 4, 2006, Parmalat S.p.A. ("PARMALAT") and Banca Popolare Italiana Società Cooperativa ("BPI") signed two contracts settling all mutual claims in a dispute that arose from transactions executed during the period prior to the date when the Parmalat Group was declared eligible for extraordinary administration proceedings (December 2003).

These contracts, which involve BPI and its direct and indirect subsidiaries and PARMALAT and its predecessors under extraordinary administration, settle all pending actions to void in bankruptcy and any other existing claims. They are structured as follows:

First Contract

1. The BPI Group will pay PARMALAT a total of 59.5 million euros.
   Payment will be made in two installments:
   - A first payment of 44.5 million euros was made on the date the contract was signed;
   - The balance of 15 million euros will be paid by March 31, 2007.

2. BPI also relinquished certain receivables owed by third parties in the amount of about 10 million euros which had been assigned to BPI as collateral.

3. Lastly, BPI withdrew the challenges it filed against the exclusion from the sum of liabilities of Parmalat Finanziaria in AS of more than 30 million euros in claims and will not seek the inclusion among the abovementioned sum of liabilities of claims arising from the restitution of the abovementioned amounts.
   Effective as of the timely and full payment of the first installment of 44.5 million euros, PARMALAT and its predecessor companies under extraordinary administration agreed to withdraw (all expenses having been offset) all actions and motions in the lawsuits filed before the Court of Parma and will not file any new lawsuits against the BPI Group seeking to void payments made during the so-called "suspect period", as defined in Article 67 of the Italian bankruptcy law.

   Moreover, effective as of the timely and full payment of the first installment, PARMALAT and its predecessor companies agreed to do the following:

   -They will not join as plaintiffs seeking damages from the BPI Group any currently pending or future criminal proceedings in any way related to the financial collapse of the Parmalat Group.

   - They will withdraw all actions to void, actions for restitution and/or actions for damages and/or actions for indemnification and/or of any other type or title filed against the BPI Group, including actions based on facts that have been merely alleged to constitute criminal behavior in connection with the declaration of insolvency of the Parmalat Group.

Second Contract

Parmalat has acquired the equity capital of Sata Srl (a company linked to the Tanzi family that is currently in bankruptcy proceedings) toward which it has a claim of 149 million euros (Sata's total indebtedness amounts to 157 million euros). Sata's equity capital was purchased for the nominal sum of 1 euro. Parmalat's claim is currently being contested by a third-party creditor pursuant to Article 100 of the Finance Law.

Pursuant to the contract signed by the parties, the BPI Group has agreed to help Sata emerge from bankruptcy by *i)* waiving indebtedness totaling 2.5 million euros that Sata owes to a third-party creditor; and *ii)* canceling a mortgage of about 28 million euros, which it holds on Azienda Agricola Pisorno Srl, a wholly owned subsidiary of Sata, against the payment of 15 million euros by Sata and/or PARMALAT by and not later than March 31, 2007.

Sata has liquid assets totaling about 28 million euros and Azienda Agricola Pisorno is valued at 40 million euros.

An agreement concerning the group of travel companies under extraordinary administration was concluded concurrently with this settlement.

The Proposal of Composition with Creditors Filed by Boschi Luigi e Figli S.p.A. Is Approved

On July 27, 2006, the Court of Parma filed with the Office of the Clerk of the Bankruptcy Court of Parma its Decision No. 5 of July 26, 2006 with which it approved the Composition with Creditors filed by the Extraordinary Commissioner of Boschi Luigi e Figli S.p.A. in Amministrazione Straordinaria in accordance with Article 4 *bis* of Law No. 166 of July 5, 2004 – Legislative Decree No. 119 of May 3, 2004, as amended. The approval of the composition with creditors enables Boschi Luigi e Figli S.p.A. to emerge from bankruptcy and be included in the scope of consolidation of the Parmalat Group.

Settlement Involving the Australian Joint Ventures

Using as a reason the change of control that occurred as a result of the approval of the proposal of composition with creditors, Norco Co-operative Ltd took over the equity capital interests in Norco Pauls Milk Joint Venture, Norcofields Pty Ltd, The Norcofields Unit Trust, Fieldco Pty Ltd, The Fieldco Unit Trust, Gold Coast Milk Pty Ltd and Beaudesert Milk Pty Ltd that were owned by Parmalat Australia Ltd.

The Australian joint venture ceased to exist on June 28, 2006 after a legal dispute concerning the manner of implementation of their dissolution and the rights of the parties and after arbitration proceedings to determine the value of the assets held by the joint venture.

Norco Cooperative Ltd paid a consideration of 47.8 million Australian dollars for the equity capital interests and 13.0 million Australian dollars for plant and machinery. Parmalat Australia defrayed the costs incurred for filings, taxes and legal fees, which amounted to about 5.0 million Australian dollars.

Parmalat Australia will retain the full and exclusive use of the Parmalat brands and will be able to operate freely throughout the territory previously assigned to the joint venture on an exclusive basis.

Agreement with Tetrapak

In July 2006, Parmalat S.p.A. and its Centrale del Latte di Roma S.p.A and Latte Sole S.p.A. subsidiaries reached an agreement with Tetra Pak Italiana S.p.A. regarding the ITX (isopropyltioxanton) incident.

Italcheese Transaction

As part of its effort to streamline the Group's operations, Parmalat S.p.A. sold Italcheese S.p.A. The main business of this wholly owned subsidiary, which is located in Reggio Emilia, is the distribution and storage of food products.

Newlat and Carnini Rejoin the Parmalat Group

On September 26, 2006, the Court of Parma handed down a decision lifting the orders of protective attachment that encumbered the partnership capital of Newlat S.r.l. and the shares of Carnini S.p.A. The Court issued these orders on January 27, 2004 and February 2, 2004, respectively.

These orders of attachment were issued within the context of an investigation conducted by the Court of Parma into sham sales involving the two abovementioned companies. The purpose of these sales, which impaired the asset value of the old Parmalat S.p.A. under Extraordinary Administration, was to circumvent antitrust laws.

As a result of this decision, the new Parmalat S.p.A. has regained full ownership of Newlat S.r.l. and Carnini S.p.A. at no cost to the Company.

Newlat S.r.l, which is based in Reggio Emilia, manufactures and distributes dairy products. In 2005, it had revenues of about 150 million euros.

Carnini S.p.A., which is based in Villa Guardia (CO), is also a manufacturer and distributor of dairy products. In 2005, it reported revenues of approximately 45 million euros.

Allocation of Shares

As a result of the process of crediting Parmalat shares to the creditors of the Parmalat Group, the Company's share capital increased by 792,259 euros, rising from 1,640,056,935 euros at June 30, 2006 to 1,640,849,194 euros at September 30, 2006. This capital increase is attributable to the allocation of a total of 530,245 shares and the conversion of 262,014 warrants. Currently, 54,523,365 shares, equal to 3.3% of the share capital, are still held on deposit by Parmalat S.p.A. A breakdown of these shares is as follows:

- 17,009,992 shares, equal to 1.0% of the share capital, are owned by commercial creditors who have been identified by name and are held by Parmalat S.p.A. as intermediary through the Monte Titoli centralized securities clearing system;
- 37,513,373 shares, equal to 2.3% of the share capital, are registered in the name of Fondazione Creditori Parmalat and comprise the following:
  - 120,000 shares, which represent the initial capital of Parmalat S.p.A.;
  - 37,393,373 shares, equal to 2.3% of the share capital, which are attributable to creditors who have not yet been identified by name.

Events Occurring After September 30, 2006

Hearing for Protection Under Section 304 of the U.S. Bankruptcy Law

The hearing to discuss the court protection from creditors available to the Parmalat Group under Section 304, of the U.S. Bankruptcy Law, which was originally set for October 17, 2006, was postponed to November 28, 2006. The temporary court protection will remain in effect until November 30, 2006.

The Court Decision Approving Boschi's Composition with Creditors Becomes Final

In accordance with a certification issued on October 20, 2006 by the Court of Appeals of Bologna, no appeal has been filed against the decision handed down by the Court of Parma in the proceedings held to approve the proposal of composition with creditors put forth by the Extraordinary Commissioner of Boschi Luigi e Figli S.p.A. in Amministrazione Straordinaria pursuant to Article 4 *bis* of Law No. 166 – Legislative Decree No. 119 of May 3, 2004, as amended. Consequently, the court decision approving the Boschi composition with creditors has become final.

The Companies of the Parmalat Group in A.S. Have Standing to Join Ongoing Proceedings as Plaintiffs for Damages

By an order dated October 24/25, 2006, Domenico Truppa, Preliminary Hearings Judge of the Court of Parma, ruled that the companies of the Parmalat Group in A.S. have standing to join as plaintiffs for damages the criminal proceedings pending against several individuals indicted for multiple crimes, related mainly to fraudulent bankruptcy. By the same ruling, the Preliminary Hearings Judge found that Parmalat S.p.A. did not have standing to join as plaintiff for damages the criminal proceedings. Based on the opinion of counsel, Parmalat S.p.A. will be able to take the place of the Parmalat Group in A.S. in the abovementioned criminal proceedings once the extraordinary administration proceedings come to a conclusion.

Parmalat Versus Bank of America et al.; Parmalat Versus Grant Thornton Int.l et al.
By a decision handed down on October 10, 2006, the Judge of the Federal District Court of New York extended the deadline for the discovery phase, production of consultant reports and motions for summary judgment.

Outlook for the Balance of 2006

In the months ahead, the industrial actions undertaken in the various countries and the seasonal factors that characterize the second half of the year seem to justify expectations of a significant increase in EBITDA.

These considerations and nonrecurring gains generated by transactions such as the settlement with the Banca Popolare Italiana Group and the sale of certain equity investments, while offset in part by the cost of litigation, should result in higher profits both for Parmalat S.p.A. and the Group.

Barring any significant changes in interest rates or the Group's scope of consolidation, the same variables should also produce a significant reduction in net indebtedness.

Quarterly Highlights for the Parmalat Group and the Group's Parent Company

Parmalat Group

(in millions of euros)	First quarter		Second quarter		Third quarter	
	2006	**2005**	**2006**	**2005**	**2006**	**2005**
SALES REVENUES	953.2	868.0	1,014.0	979.8	1,012.3	963.1
Other revenues	7.1		7.7		8.3	
TOTAL NET REVENUES	960.3		1,021.7		1,020.6	
Purchases, services and miscellaneous costs	(768.9)		(813.0)		(809.6)	
Labor costs	(116.2)		(121.1)		(116.5)	
EBITDA before writedowns	75.2	65.6	87.6	76.0	94.6	76.7
Writedowns of receivables and additions to provisions	(2.0)	(3.8)	(1.0)	(6.1)	(2.7)	(17.9)
EBITDA	73.2	61.8	86.6	69.9	91.8	58.8
AS A % OF SALES REVENUES	*7.7*	*7.1*	*8.5*	*7.1*	*9.1*	*6.1*

Parmalat S.p.A.

(in millions of euros)	First quarter		Second quarter		Third quarter	
	2006	**2005**	**2006**	**2005**	**2006**	**2005**
SALES REVENUES	249.0	240.5	255.5	285.2	252.2	235.6
Other revenues	5.4	n.a.	9.6	3.7	9.0	n.a.
TOTAL NET REVENUES	254.4	n.a.	265.1	288.9	261.2	n.a.
Purchases, services and miscellaneous costs	(209.9)		(222.9)		(218.3)	
Labor costs	(26.9)		(27.4)		(24.1)	
EBITDA before writedowns	17.6	17.1	14.9	13.1	18.7	8.0
Writedowns of receivables and additions to provisions	(0.2)	(3.1)	(0.3)	(3.8)	(0.0)	(10.9)
EBITDA	17.4	14.0	14.6	9.3	18.7	(2.9)
AS A % OF SALES REVENUES	*7.0*	*5.8*	*5.7*	*3.3*	*7.4*	*n.m.*



PRESS RELEASE

Rejection of the filings by JP Morgan and Unicredit Banca Mobiliare S.p.A.

Parmalat S.p.A. informs that today the Administrative Court of Lazio, III Section has rejected the filings of JP Morgan and Unicredit Banca Mobiliare S.p.A. versus the Ministerial decrees which have admitted foreign subsidiaries to the Extraordinary Administration procedure and have appointed the Extraordinary Commissioner of the Parmalat Group under Extraordinary Administration; the Court has condemned JP Morgan and Unicredit Banca Mobiliare S.p.A. to legal expenses.

Parmalat S.p.A

Collecchio, 9 November 2006

Contatti societari
e-mail: affari.societari@parmalat.net



PRESS RELEASE

Clarifications on the rumours of transaction with Banca Intesa and San Paolo Imi

With reference to the news published by the press agency MF-Dow Jones this morning and the consequent increase in trading volumes of Parmalat S.p.A. shares, the company disassociates itself with the diffusion of any news with reference to a possible transaction with Banca Intesa and San Paolo Imi. The company also confirms that there are no negotiations in this regard currently being undertaken.

Parmalat S.p.A.

Collecchio, 8 November 2006

Company contacts
e-mail: affari.societari@parmalat.net